Lillian Augusta Friends of the Company

October 2023

OCT 14, 2023



Hello Everyone! Hope you caught a glimpse of today's solar eclipse. Check out the latest from us, including new funding and [our campaign on Wefunder](), events, and areas where we can use your help.

AWARDS AND FUNDING

INVEST IN **LILLIAN AUGUSTA**

Plant-based braiding hair: Plastic-free, carcinogen-free, and irritation-free braiding hair



   

We are raising money! Check out our [campaign on Wefunder](#) to invest in Lillian Augusta.

Main Points

- We raising money to launch. An investment today gives you the potential of a 2.5x return over 4 years.

- Anyone can invest on the platform we are using, Wefunder. The minimum is investment amount is $100.

Legal Disclosure from Lillian Augusta: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.




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NBBP
WBEC WEST
WOMEN'S BUSINESS ENTERPRISE COUNCIL
pamelawilliamson
Jannice Newson (juh-nees)
founder and CEO of Lillian Augusta where we are making
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Lillian Augusta was selected as third place winner in the National Black Business Pitch! 1700 applicants advanced to the top 30, top 10, and finally, top 3 competing in [a live virtual pitch](). The National Black Business Pitch (NBBP) is a competition designed to connect Black-owned businesses to corporations who seek to expand and diversify their supply chain with new products and services. Learn more [here]().



Lillian Augusta is a finalist in the Delta Institute's 25th Anniversary BOOST Grant competition. The winner will be determined by audience votes. The competition will be held October 24th at the Kaplan Institute at Illinois Tech (3137 S Federal St, Chicago, IL 60616) at 6pm.

- In Person Tickets $75 (includes 3 hours of food, drink, networking at the Kaplan Institute, and one vote)

- Virtual Tickets $25 (include event livestream and one vote)

- [Discount code $10 off in person and $5 off virtual](#)

Register for the BOOST Grant competition [here](#).

GENERAL UPDATES









Our consumer test is underway! We hosted the kickoff for the New Roots consumer test at Taste 222. This is a beta test of our minimum viable product to get feedback for the final version.

We have 8 lovely ladies who will be the first to test out our plant-based braiding hair. We have partnered with some braiders here in the Chicagoland area to install the hair. We will solicit feedback from braiders and participants on our product and close out the process with some exit interviews. Thank you to our sponsor the [Frederick Douglass Entrepreneurial Development and Leadership Institute.](#) Next up after this: brand photoshoot!



We have filed a provisional application for our formulation to make plant-based braiding hair. This provisional patent will be in place for one year, which is when the full patent filing will occur.

HOW TO SUPPORT



At present, we would appreciate any support on:

Sharing our campaign—Please consider [sharing our fundraising campaign](#) with a family member, friend or colleague.

With Gratitude,

The Lillian Augusta Team
